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                              February 23, 2022

       David Andrada
       Co-Chief Executive Officer
       Aura Fat Projects Acquisition Corp
       1 Phillip Street, #09-00
       Royal One Phillip
       Singapore, 048692

                                                        Re: Aura Fat Projects
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
28, 2022
                                                            CIK No. 0001901886

       Dear Mr. Andrada:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS

       Summary, page 1

   1. Please describe any potential conflicts of interest that may arise in determining whether to pursue a business
combination transaction, including conflicts with Fat Projects
                                                        Acquisition Corp.
   2. On page 23, please clarify whether public shareholders may elect to redeem their public shares if they abstain
from voting on the business combination.
 David Andrada
Aura Fat Projects Acquisition Corp
February 23, 2022
Page 2
Signatures, page II-5

3. Please add the signatures of at least a majority of the board of directors. Also add the signature of your authorized representative in the United States. See Instruction 1 to
       Signatures in Form S-1.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Andrada
                                                             Division of
Corporation Finance
Comapany NameAura Fat Projects Acquisition Corp
                                                             Office of Real
Estate & Construction
February 23, 2022 Page 2
cc:       Andrew M. Tucker
FirstName LastName